UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934


                             PYR Energy Corporation
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                                (Name of Issuer)

                     Common Stock, Par value $.001 Per Share
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                         (Title of Class of Securities)

                                   693677 106
              -----------------------------------------------------
                                 (CUSIP Number)


                                Robert B. Suydam
                                  PinOak, Inc.
                              287 W. Morrison Ct.
                            Grand Junction, CO 81503
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 1, 2000
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                 SCHEDULE 13D/A

CUSIP No.  693677 106
          ------------
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1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PinOak, Inc.  84-1000537
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
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7    SOLE VOTING POWER

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  NUMBER OF   |    |     SOLE VOTING POWER
   SHARES     |    |     803,400
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |    |     SHARED VOTING POWER
    EACH      |    |     -0-
  REPORTING   |-----------------------------------------------------------------
    WITH      |    |     SOLE DISPOSITIVE POWER
              |    |     803,400
              |-----------------------------------------------------------------
              |    |     SHARED DISPOSITIVE POWER
              |    |     -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     803,400
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.9%
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14   TYPE OF REPORTING PERSON*
     CO   See attached additional page 1 and 2.
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

   The class of equity securities to which this statement relates is shares of Common Stock, Par Value $.001 Per Share, of PYR Energy Corporation (the "Company"), whose principal executive offices are located at 1675 Broadway, Suite 1150, Denver, CO 80202

Item 2. Identity and Background

     (a) Name: PinOak, Inc.

     (b) Address:

         287 W. Morrison Ct.
         Grand Junction, CO  81503

     (c) Principal occupation: Oil and Gas Exploration/Investments

     (d) The undersigned has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The undersigned has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: U.S.A.

Item 3. Source and Amount of Funds

     Not Applicable

Item 4. Purpose of Transaction

     Reporting person has sold shares pursuant to its discretionary investment strategy. The reporting person does not have any plans to engage in any of the activities described in Item 4 of Schedule 13D/A.

Item 5. Interest in Securities of the Issuer

     (a) Number of shares beneficially owned: 803,400 shares of Common Stock, 4.9%. (The issuer has 16,279,639 shares of Common Stock outstanding at May 31, 2000.)

     (b) Sole power to vote, direct the vote of, or dispose of shares: 803,400 shares of Common Stock.

     (c) This Amendment No. 1 to Schedule 13D is being filed to report the following transactions:

The reporting person effected the following transactions on the open market:

               ----------------------------------------------
                 Sale               Shares          Price per
                 Date                Sold             Share
               ----------------------------------------------
                4/14/00              4,500            4.3056
               ----------------------------------------------
                4/18/00              2,000            4.2500
               ----------------------------------------------
                4/18/00              2,100            4.5000
               ----------------------------------------------
                4/18/00              3,500            4.3750
               ----------------------------------------------
                4/19/00              2,900            4.5000
               ----------------------------------------------
                4/19/00              5,000            4.5000
               ----------------------------------------------
                4/19/00              5,000            4.5000
               ----------------------------------------------
                4/20/00             10,000            4.5000
               ----------------------------------------------
                4/24/00             10,000            4.6250
               ----------------------------------------------
                4/25/00             15,200            4.2500
               ----------------------------------------------
                 5/1/00              4,500            4.2500
               ----------------------------------------------
                 5/4/00              6,000            4.2500
               ----------------------------------------------
                 5/5/00              3,900            4.2500
               ----------------------------------------------
                 5/8/00                100            4.2500
               ----------------------------------------------
                 5/8/00              4,000            4.2500
               ----------------------------------------------
                 5/8/00              6,000            4.2500
               ----------------------------------------------
                 5/8/00             50,000            4.0875
               ----------------------------------------------
                5/10/00             18,100            4.2500
               ----------------------------------------------
                5/10/00             38,600            4.2468
               ----------------------------------------------
                5/30/00              8,900            5.1250
               ----------------------------------------------
                5/30/00             10,000            5.5000
               ----------------------------------------------
                5/30/00             10,000            5.4375
               ----------------------------------------------
                5/30/00             10,000            5.1875
               ----------------------------------------------
                5/30/00             10,000            5.1250
               ----------------------------------------------
                5/30/00             10,000            5.0625
               ----------------------------------------------
                5/30/00            143,300            5.3191
               ----------------------------------------------
                5/31/00                500            5.3750
               ----------------------------------------------
                5/31/00              1,900            5.6250
               ----------------------------------------------
                5/31/00              3,000            5.7500
               ----------------------------------------------
                5/31/00              4,200            5.3750
               ----------------------------------------------
                5/31/00              5,800            5.2500
               ----------------------------------------------
                5/31/00              8,100            5.7500
               ----------------------------------------------
                5/31/00              9,500            5.2500
               ----------------------------------------------

Continued on following page.

               ----------------------------------------------
                 Sale               Shares          Price per
                 Date                Sold             Share
               ----------------------------------------------
                5/31/00             10,000            5.7500
               ----------------------------------------------
                5/31/00             10,000            5.6250
               ----------------------------------------------
                5/31/00             10,000            5.5000
               ----------------------------------------------
                5/31/00             10,000            5.4375
               ----------------------------------------------
                5/31/00             10,000            5.2500
               ----------------------------------------------
                5/31/00             10,000            5.2500
               ----------------------------------------------
                 6/1/00             10,000            5.7500
               ----------------------------------------------


     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Companies securities that are owned by the reporting person.

     (e) Not applicable.

Item 6. Contract, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     None.



                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 13, 2000



                                       /s/ Robert B. Suydam
                                       -----------------------------------------
                                       Name: Robert B. Suydam
                                       Title: President, PinOak, Inc.